Exhibit 99.1

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited - Expressed in thousands of Canadian dollars (“CAD”) except for share amounts)
	At March 31 2020	At December 31 2019

ASSETS
Current
Cash and cash equivalents (note 4)	$4,902	$8,190
Trade and other receivables (note 5)	3,552	4,023
Inventories (note 6)	2,594	3,352
Investments (note 7)	9,097	-
Prepaid expenses and other	1,052	978
	21,197	16,543
Non-Current
Inventories-ore in stockpiles (note 6)	2,098	2,098
Investments (note 7)	57	12,104
Restricted cash and investments (note 8)	12,603	11,994
Property, plant and equipment (note 9)	256,349	257,259
Total assets	$292,304	$299,998

LIABILITIES
Current
Accounts payable and accrued liabilities	$8,416	$7,930
Current portion of long-term liabilities:
Deferred revenue (note 10)	3,410	4,580
Post-employment benefits (note 11)	150	150
Reclamation obligations (note 12)	910	914
Other liabilities (note 13)	241	1,372
	13,127	14,946
Non-Current
Deferred revenue (note 10)	32,730	31,741
Post-employment benefits (note 11)	2,098	2,108
Reclamation obligations (note 12)	31,702	31,598
Other liabilities (note 13)	494	532
Deferred income tax liability	8,195	8,924
Total liabilities	88,346	89,849

EQUITY
Share capital (note 14)	1,335,498	1,335,467
Share purchase warrants (note 15)	-	435
Contributed surplus (note 16)	66,307	65,417
Deficit	(1,198,967)	(1,192,304)
Accumulated other comprehensive income (note 17)	1,120	1,134
Total equity	203,958	210,149
Total liabilities and equity	$292,304	$299,998

Issued and outstanding common shares (note 14)	597,229,817	597,192,153
Contingencies (note 23) Subsequent events (note 24)

The accompanying notes are integral to the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
(Unaudited - Expressed in thousands of CAD dollars except for share and per share amounts)
	Three Months Ended March 31
	2020	2019

REVENUES (note 19)	$4,660	$3,976

EXPENSES
Operating expenses (note 18, 19)	(3,320)	(3,262)
Exploration and evaluation (note 19)	(3,191)	(4,229)
General and administrative (note 19)	(2,188)	(2,366)
Other income (expense) (note 18)	(3,192)	(353)
	(11,891)	(10,210)
Loss before finance charges, equity accounting	(7,231)	(6,234)
Finance expense (note 18)	(1,063)	(1,010)
Equity share of loss of associate	-	(277)
Loss before taxes	(8,294)	(7,521)
Income tax recovery (note 21)
Deferred	1,631	2,186
Net loss for the period	$(6,663)	$(5,335)

Other comprehensive income (loss) (note 17):
Items that may be reclassified to income (loss):
Foreign currency translation change	(14)	3
Comprehensive loss for the period	$(6,677)	$(5,332)

Basic and diluted net loss per share:
All operations	$(0.01)	$(0.01)

Weighted-average number of shares outstanding (in thousands):
Basic and diluted	597,198	589,129

The accompanying notes are integral to the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Unaudited - Expressed in thousands of CAD dollars)
	Three Months Ended March 31
	2020	2019

Share capital (note 14)
Balance-beginning of period	$1,335,467	$1,331,214
Share issue costs	3	-
Share units exercised-fair value adjustment	28	-
Balance-end of period	1,335,498	1,331,214

Share purchase warrants (note 15)
Balance-beginning of period	435	435
Warrants expired	(435)	-
Balance-end of period	-	435

Contributed surplus
Balance-beginning of period	65,417	63,634
Share-based compensation expense (note 16)	483	603
Share units exercised-fair value adjustment	(28)	-
Warrants expired	435	-
Balance-end of period	66,307	64,237

Deficit
Balance-beginning of period	(1,192,304)	(1,174,163)
Net loss	(6,663)	(5,335)
Balance-end of period	(1,198,967)	(1,179,498)

Accumulated other comprehensive income (note 17)
Balance-beginning of period	1,134	1,127
Foreign currency translation	(14)	3
Balance-end of period	1,120	1,130

Total Equity
Balance-beginning of period	210,149	222,247
Balance-end of period	$203,958	$217,518

The accompanying notes are integral to the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
(Unaudited - Expressed in thousands of CAD dollars)
	Three Months Ended March 31
CASH PROVIDED BY (USED IN):	2020	2019

OPERATING ACTIVITIES
Net loss for the period	$(6,663)	$(5,335)
Items not affecting cash and cash equivalents:
Depletion, depreciation, amortization and accretion	2,209	2,236
Share-based compensation (note 16)	483	603
Recognition of deferred revenue (note 10)	(963)	(1,263)
Gains on property, plant and equipment disposals (note 18)	(2)	-
Losses on fair value remeasurement of investments (note 18)	2,950	238
Equity loss of associate	-	275
Dilution loss (gain) of associate	-	2
Deferred income tax recovery	(1,631)	(2,186)
Post-employment benefits (note 11)	(27)	(39)
Reclamation obligations (note 12)	(238)	(181)
Change in non-cash working capital items (note 18)	1,503	1,971
Net cash used in operating activities	(2,379)	(3,679)

INVESTING ACTIVITIES
Purchase of investments	-	(115)
Expenditures on property, plant and equipment (note 9)	(22)	(21)
Proceeds on sale of property, plant and equipment	2	-
Increase in restricted cash and investments	(609)	(297)
Net cash provided by (used in) investing activities	(629)	(433)

FINANCING ACTIVITIES
Repayment of debt obligations	(283)	(68)
Share issue costs	3	-
Net cash used in financing activities	(280)	(68)

Increase (decrease) in cash and cash equivalents	(3,288)	(4,180)
Cash and cash equivalents, beginning of period	8,190	23,207
Cash and cash equivalents, end of period	$4,902	$19,027

The accompanying notes are integral to the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2020
(Unaudited - Expressed in CAD dollars except for shares and per share amounts)

1.
NATURE OF OPERATIONS

Denison Mines Corp. (“DMC”) and its subsidiary companies and joint arrangements (collectively, “Denison” or the “Company”) are engaged in uranium mining related activities, which can include acquisition, exploration and development of uranium bearing properties, extraction, processing and selling of uranium.

The Company has a 90.0% interest in the Wheeler River Joint Venture (“WRJV”), a 66.57% interest in the Waterbury Lake Limited Partnership (“WLULP”), a 22.5% interest in the McClean Lake Joint Venture (“MLJV”) (which includes the McClean Lake mill) and a 25.17% interest in the Midwest Joint Venture (“MWJV”), each of which are located in the eastern portion of the Athabasca Basin region in northern Saskatchewan, Canada. The McClean Lake mill provides toll milling services to the Cigar Lake Joint Venture (“CLJV”) under the terms of a toll milling agreement between the parties (see note 10). In addition, the Company has varying ownership interests in a number of other development and exploration projects located in Canada.

The Company provides mine decommissioning and other services (collectively “environmental services”) to third parties through its Denison Closed Mines Group and is also the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in uranium oxide concentrates (“U3O8”) and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives fees for the various management services it provides to UPC.

DMC is incorporated under the Business Corporations Act (Ontario) and domiciled in Canada. The address of its registered head office is 40 University Avenue, Suite 1100, Toronto, Ontario, Canada, M5J 1T1.

Risk and Uncertainty

The outbreak of the novel coronavirus (“COVID-19”) has disrupted, and is expected to continue to disrupt, the Company’s previously disclosed business and operational plans for fiscal 2020. The length or severity of these disruptions are unknown at this point in time. The significant potential social and economic disruptions that have emerged as a result of the COVID-19 pandemic include (i) restrictions that governments impose to address the COVID-19 outbreak, (ii) restrictions that the Company and its contractors and subcontractors impose to ensure the safety of employees and others, (iii) shortages and / or unexpected sickness of employees, (iv) unavailability of contractors and subcontractors, (v) interruption of supplies from third parties upon which the Company relies, and (vi) unusually high levels of volatility in capital markets.

Disruptions of this nature have necessitated a change in the Company’s business plans for 2020 and they may have a material adverse effect on the Company’s business, financial condition and results of operations. Such adverse effects could be rapid and unexpected. Management is closely monitoring the situation and is actively adapting work plans to mitigate adverse effects where possible.

Liquidity

There are uncertainties related to the timing and use of the Company’s cash resources. Due to the stage of various of its mineral property projects, the Company does not currently generate sufficient operating cash flow to fund obligations as they become due. As such, these obligations require that the Corporation generate additional liquidity through the divestiture of investments or through the issuance of debt or equity. Based on the net proceeds received from the Company’s USD$5,750,000 financing completed in the subsequent events period, and the Company’s current cash flow forecast, management anticipates that it has sufficient cash resources on hand to fund greater than the next 12 months of planned operations but that it may need to sell certain of its investments to provide additional liquidity beyond that point. The Company may experience difficulty in obtaining satisfactory financial terms for subsequent debt or equity issuances or it may have difficulty in liquidating its investments due to the concentration of its investment portfolio or market conditions. Failure to obtain adequate financing on satisfactory terms may have a material adverse effect to the Company’s results of operations or its financial condition. The Company has considered the above factors, in addition to its ability to further curtail operating expenditures if necessary, in assessing and concluding on its ability to continue as a going concern.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2.
STATEMENT OF COMPLIANCE

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2019. The Company’s presentation currency is Canadian dollars.

These financial statements were approved by the board of directors for issue on May 6, 2020.

3.
ACCOUNTING POLICIES

The significant accounting policies followed in these condensed interim consolidated financial statements are consistent with those applied in the Company’s audited annual consolidated financial statements for the year ended December 31, 2019.

4.
CASH AND CASH EQUIVALENTS

The cash and cash equivalent balance consists of:

	At March 31	At December 31
(in thousands of CAD dollars)	2020	2019

Cash	$2,010	$1,583
Cash in MLJV and MWJV	1,071	1,397
Cash equivalents	1,821	5,210
	$4,902	$8,190

5.
TRADE AND OTHER RECEIVABLES

The trade and other receivables balance consists of:

	At March 31	At December 31
(in thousands of CAD dollars)	2020	2019

Trade receivables	$3,240	$2,608
Receivables in MLJV and MWJV	252	1,125
Sales tax receivables	18	92
Sundry receivables	42	198
	$3,552	$4,023

6.
INVENTORIES

The inventories balance consists of:

	At March 31	At December 31
(in thousands of CAD dollars)	2020	2019

Uranium concentrates	$-	$526
Inventory of ore in stockpiles	2,098	2,098
Mine and mill supplies in MLJV	2,594	2,826
	$4,692	$5,450

Inventories-by balance sheet presentation:
Current	$2,594	$3,352
Long-term-ore in stockpiles	2,098	2,098
	$4,692	$5,450

During the three months ended March 31, 2020, the Company sold all of its uranium concentrate inventory.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

7.
INVESTMENTS

The investments balance consists of:

	At March 31	At December 31
(in thousands of CAD dollars)	2020	2019

Investments:
Equity instruments	$9,154	$12,104
	$9,154	$12,104

Investments-by balance sheet presentation:
Current	$9,097	$-
Long-term	57	12,104
	$9,154	$12,104

The investments continuity summary is as follows:

(in thousands of CAD dollars)	Investments

Balance - December 31, 2019	$12,104
Fair value loss to profit and loss	(2,950)
Balance - March 31, 2020	$9,154

8.
RESTRICTED CASH AND INVESTMENTS

The restricted cash and investments balance consists of:

	At March 31	At December 31
(in thousands of CAD dollars)	2020	2019

Cash and cash equivalents	$3,468	$2,859
Investments	9,135	9,135
	$12,603	$11,994

Restricted cash and investments-by item:
Elliot Lake reclamation trust fund	$3,468	$2,859
Letters of credit facility pledged assets	9,000	9,000
Letters of credit additional collateral	135	135
	$12,603	$11,994

At March 31, 2020, investments consist of guaranteed investment certificates with maturities of more than 90 days.

Elliot Lake Reclamation Trust Fund

During the three months ended March 31, 2020, the Company deposited an additional $803,000 into the Elliot Lake Reclamation Trust Fund and withdrew $209,000.

Letters of Credit Facility Pledged Assets

At March 31, 2020, the Company had on deposit $9,000,000 with the Bank of Nova Scotia (“BNS”) as pledged restricted cash and investments pursuant to its obligations under an amended and extended letters of credit facility (see notes 12 and 13).

Letters of Credit Additional Collateral

At March 31, 2020, the Company had on deposit an additional $135,000 of cash collateral with BNS in respect of the portion of its issued reclamation letters of credit in excess of the collateral available under its letters of credit facility (see notes 12 and 13).

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

9.
PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment (“PP&E”) continuity summary is as follows:

	Plant and Equipment		Mineral	Total
(in thousands of CAD dollars)	Owned	Right-of-Use	Properties	PP&E

Cost:
Balance – December 31, 2019	$104,587	$906	$179,481	$284,974
Additions	15	-	7	22
Disposals	(60)	-	-	(60)
Balance – March 31, 2020	$104,542	$906	$179,488	$284,936

Accumulated amortization, depreciation:
Balance – December 31, 2019	$(27,518)	$(197)	$-	$(27,715)
Amortization	(60)	-	-	(60)
Depreciation	(822)	(50)	-	(872)
Disposals	60	-	-	60
Balance – March 31, 2020	$(28,340)	$(247)	$-	$(28,587)

Carrying value:
Balance – December 31, 2019	$77,069	$709	$179,481	$257,259
Balance – March 31, 2020	$76,202	$659	$179,488	$256,349

Plant and Equipment – Owned

The Company has a 22.5% interest in the McClean Lake mill through its ownership interest in the MLJV. The carrying value of the mill, comprised of various infrastructure, building and machinery assets, represents $68,303,000, or 89.6%, of the March 2020 total carrying value amount.

Plant and Equipment – Right-of-Use

The Company has included the cost of various right-of-use (“ROU”) assets within its PP&E carrying value amount. These assets consist of building, vehicle and office equipment leases. The majority of the value is attributable to the building lease assets which represent the Company’s office and / or warehousing space located in Toronto and Saskatoon.

Mineral Properties

As at March 31, 2020, the Company has various interests in development, evaluation and exploration projects located in Canada, primarily in Saskatchewan, which are either held directly or through option or various contractual agreements. The properties with significant carrying values, being Wheeler River, Waterbury Lake, Midwest, Mann Lake, Wolly, Johnston Lake and McClean Lake, represent $162,390,000, or 90.5%, of the March 2020 total mineral property carrying amount. Changes and / or updates in the current period as compared to the December 31, 2019 year-end are disclosed below.

Hook Carter

In November 2016, Denison completed the purchase of an 80% interest in the Hook-Carter property, located in the southwestern portion of the Athabasca Basin region in northern Saskatchewan, from ALX Uranium Corp (“ALX”), with ALX retaining a 20% interest.

Under terms in the agreement, Denison agreed to fund ALX’s share of the first $12,000,000 in expenditures on the property. As at March 31, 2020, the Company has spent $6,714,000 towards ALX’s carried interest on the project since its acquisition in November 2016 (December 31, 2019: $6,712,000).

Moon Lake South

In January 2016, the Company entered into an option agreement with CanAlaska Uranium Ltd (“CanAlaska”) to earn an interest in CanAlaska’s Moon Lake South project, located in the eastern portion of the Athabasca Basin in Saskatchewan. Under the terms of the option, Denison can earn an initial 51% interest in the project by spending $200,000 by December 31, 2017 and it can increase its interest to 75% by spending an additional $500,000 by December 31, 2020.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2020, the Company has spent the required $700,000 under the option and has earned a 75% interest in the project.

10. DEFERRED REVENUE

The deferred revenue balance consists of:

	At March 31	At December 31
(in thousands of CAD dollars)	2020	2019

Deferred revenue – pre-sold toll milling:
CLJV toll milling – APG	$36,140	$36,321
	$36,140	$36,321

Deferred revenue-by balance sheet presentation:
Current	$3,410	$4,580
Non-current	32,730	31,741
	$36,140	$36,321

The deferred revenue liability continuity summary is as follows:

(in thousands of CAD dollars)	Deferred Revenue

Balance - December 31, 2019	$36,321
Accretion	782
Revenue recognized during the period (note 19)	(963)
Balance - March 31, 2020	$36,140

Arrangement with Anglo Pacific Group (“APG”) PLC

In February 2017, Denison closed an arrangement with APG under which Denison received an upfront payment in exchange for its right to receive specified future toll milling cash receipts from the MLJV under the current toll milling agreement with the CLJV from July 1, 2016 onwards. The APG Arrangement represents a contractual obligation of Denison to pay onward to APG any cash proceeds of future toll milling revenue earned by the Company related to the processing of specified Cigar Lake ore through the McClean Lake mill.

In the three months ended March 31, 2020, the Company has recognized $963,000 of toll milling revenue from the draw-down of deferred revenue (March 31, 2019: $1,263,000), based on Cigar Lake toll milling production of 4,192,000 pounds U308 on a 100% basis (March 31, 2019: 4,863,000 pounds U308). The drawdown for the three months includes a retroactive $96,000 decrease in revenue (March 31, 2019: retroactive $26,000 increase in revenue) resulting from changes in estimates to the toll milling drawdown rate in the first quarter of 2020.

At present, production at the Cigar Lake mine and the McClean Lake mill has been suspended for an indefinite period of time in response to the COVID-19 pandemic and the timing of a restart is uncertain. The current portion of the deferred revenue liability reflects an assumption of a three month production shut-down. This assumption will be reassessed in the second quarter as more information becomes available.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

11. POST-EMPLOYMENT BENEFITS

The post-employment benefits balance consists of:

	At March 31	At December 31
(in thousands of CAD dollars)	2020	2019

Accrued benefit obligation	$2,248	$2,258
	$2,248	$2,258

Post-employment benefits-by balance sheet presentation:
Current	$150	$150
Non-current	2,098	2,108
	$2,248	$2,258

The post-employment benefits continuity summary is as follows:

(in thousands of CAD dollars)	Post-Employment Benefits

Balance - December 31, 2019	$2,258
Accretion	17
Benefits paid	(27)
Balance - March 31, 2020	$2,248

12. RECLAMATION OBLIGATIONS

The reclamation obligations balance consists of:

	At March 31	At December 31
(in thousands of CAD dollars)	2020	2019

Reclamation obligations-by location:
Elliot Lake	$17,940	$17,987
McClean and Midwest Joint Ventures	14,650	14,503
Other	22	22
	$32,612	$32,512

Reclamation obligations-by balance sheet presentation:
Current	$910	$914
Non-current	31,702	31,598
	$32,612	$32,512

The reclamation obligations continuity summary is as follows:

(in thousands of CAD dollars)	Reclamation Obligations

Balance - December 31, 2019	$32,512
Accretion	338
Expenditures incurred	(238)
Balance - March 31, 2020	$32,612

Site Restoration: Elliot Lake

Spending on restoration activities at the Elliot Lake site is funded from monies in the Elliot Lake Reclamation Trust fund (see note 8).

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Site Restoration: McClean Lake Joint Venture and Midwest Joint Venture

Under the Mineral Industry Environmental Protection Regulations (1996), the Company is required to provide its pro-rata share of financial assurances to the province of Saskatchewan relating to future decommissioning and reclamation plans that have been filed and approved by the applicable regulatory authorities. As at March 31, 2020, the Company has provided irrevocable standby letters of credit, from a chartered bank, in favour of the Saskatchewan Ministry of Environment, totalling $24,135,000 which relate to the most recently filed reclamation plan dated March 2016.

13. OTHER LIABILITIES

The other liabilities balance consists of:

	At March 31	At December 31
(in thousands of CAD dollars)	2020	2019

Debt obligations:
Lease liabilities	$696	$739
Loan liabilities	39	263
Flow-through share premium obligation (note 16)	-	902
	$735	$1,904

Other liabilities-by balance sheet presentation:
Current	$241	$1,372
Non-current	494	532
	$735	$1,904

Debt Obligations

At March 31, 2020, the Company’s debt obligations are comprised of lease liabilities and loan liabilities. The debt obligations continuity summary is as follows:

	Lease	Loan	Total Debt
(in thousands of CAD dollars)	Liabilitites	Liabilities	Obligations

Balance – December 31, 2019	$739	$263	$1,002
Accretion	16	-	16
Repayments	(59)	(224)	(283)
Balance – March 31, 2020	$696	$39	$735

Debt Obligations – Scheduled Maturities

The following table outlines the Company’s scheduled maturities of its debt obligations at March 31, 2020:

	Lease	Loan	Total Debt
(in thousands of CAD dollars)	Liabilitites	Liabilities	Obligations

Maturity analysis – contractual undiscounted cash flows:
Next 12 months	$232	$9	$241
One to five years	541	33	574
More than five years	67	-	67
Total obligation – March 31, 2020 – undiscounted	840	42	882
Present value discount adjustment	(144)	(3)	(147)
Total obligation – March 31, 2020 – discounted	$696	$39	$735

Letters of Credit Facility

In January 2020, the Company entered into an amending agreement for its letters of credit facility with BNS (the “2020 facility”). Under the amendment, the maturity date of the 2020 facility has been extended to January 31, 2021.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

All other terms of the 2020 facility (tangible net worth covenant, pledged cash, investment amounts and security for the facility) remain unchanged from those of the 2019 facility. The 2020 facility continues to provide the Company with access to credit up to $24,000,000 (the use of which is restricted to non-financial letters of credit in support of reclamation obligations) subject to letter of credit and standby fees of 2.40% (0.40% on the first $9,000,000) and 0.75% respectively.

At March 31, 2020, the Company is in compliance with its facility covenants and $24,000,000 (December 31, 2019: $24,000,000) of the facility is being utilized as collateral for letters of credit issued in respect of the reclamation obligations for the MLJV and MWJV. During the three months ended March 31, 2020, the Company incurred letter of credit fees of $100,000 (March 31, 2019: $98,000).

14. SHARE CAPITAL

Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common	Share
(in thousands of CAD dollars except share amounts)	Shares	Capital

Balance - December 31, 2019	597,192,153	$1,335,467

Share issue costs	-	3
Share units exercised – fair value adjustment	37,664	28
	37,664	31
Balance - March 31, 2020	597,229,817	$1,335,498

Flow-Through Share Issues

The Company finances a portion of its exploration programs through the use of flow-through share issuances. Canadian income tax deductions relating to these expenditures are claimable by the investors and not by the Company.

As at March 31, 2020, the Company estimates that it has incurred $1,563,000 of expenditures towards its obligation to spend $4,715,000 on eligible exploration expenditures by the end of fiscal 2020 as a result of the issuance of flow-through shares in December 2019. The Company renounced the income tax benefits of this issue in February 2020, with an effective date of renunciation to its subscribers of December 31, 2019. In conjunction with the renunciation, the flow-through share premium liability at December 31, 2019 has been extinguished and a deferred tax recovery has been recognized in the first quarter of 2020 (see notes 13 and 21).

15. SHARE PURCHASE WARRANTS

A continuity summary of the issued and outstanding share purchase warrants in terms of common shares of the Company and the associated dollar amounts is presented below:

Weighted
	Average	Number of	Warrants
	Exercise	Common	Fair
	Price Per	Shares	Value
(in thousands of CAD dollars except share amounts)	Share (CAD)	Issuable	Amount

Balance - December 31, 2019	$1.27	1,673,077	$435
Expiries	1.27	(1,673,077)	(435)
Balance – March 31, 2020	$-	-	$-

The warrants noted above, issued in February 2017, expired on February 14, 2020.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

16. SHARE-BASED COMPENSATION

The Company’s share based compensation arrangements include stock options, restricted share units (“RSUs”) and performance share units (“PSUs”).

A summary of share based compensation expense recognized in the statement of income (loss) is as follows:

	Three Months Ended March 31
(in thousands of CAD dollars)	2020	2019

Share based compensation expense for:
Stock options	$(157)	$(270)
RSUs	(228)	(181)
PSUs	(98)	(152)
Share based compensation expense	$(483)	$(603)

As at March 31, 2020, an additional $2,377,000 in share-based compensation expense remains to be recognized up until April 2023.

Stock Options

A continuity summary of the stock options granted under the Company’s stock-based compensation plan is presented below:

		Weighted-
		Average
		Exercise
	Number of	Price per
	Common	Share
	Shares	(CAD)

Stock options outstanding – December 31, 2019	13,827,243	$0.75
Grants	3,523,000	0.46
Expiries	(1,104,000)	1.09
Forfeitures	(309,500)	0.72
Stock options outstanding – March 31, 2020	15,936,743	$0.66
Stock options exercisable – March 31, 2020	10,834,243	$0.73

A summary of the Company’s stock options outstanding at March 31, 2020 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CAD)	(Years)	Shares	(CAD)

Stock options outstanding
$ 0.25 to $ 0.49	4.94	3,523,000	$0.46
$ 0.50 to $ 0.74	2.82	7,196,143	0.63
$ 0.75 to $ 0.99	1.94	5,217,600	0.85
Stock options outstanding – March 31, 2020	3.00	15,936,743	$0.66

Options outstanding at March 31, 2020 expire between November 2020 and March 2025.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the assumptions used in the model to determine the fair value of options granted:

Three Months Ended
March 31, 2020

Risk-free interest rate	0.67%
Expected stock price volatility	44.16%
Expected life	3.4 years
Expected dividend yield	-
Fair value per share under options granted	CAD$0.15

Share Units

The Company has a share unit plan which provides for the granting of share unit awards to directors, officers and employees of the Company. Under the plan, all share unit grants, vesting periods and performance conditions therein are approved by the Company’s board of directors. Share unit grants are either in the form of RSUs or PSUs. RSUs granted under the plan, to-date, vest ratably over a period of three years. PSUs granted in 2018 vest ratably over a period of five years, based upon the achievement of certain non-market performance vesting conditions and PSUs granted in 2019 vest ratably over a period of four years. No PSUs had been granted in 2020 as at March 31, 2020.

A continuity summary of the RSUs and PSUs of the Company granted under the share unit plan is presented below:

	RSUs		PSUs
		Weighted		Weighted
		Average		Average
	Number of	Fair Value	Number of	Fair Value
	Common	Per RSU	Common	Per PSU
	Shares	(CAD)	Shares	(CAD)

Units outstanding – December 31, 2019	2,754,099	$0.70	2,140,000	$0.65
Grants	2,745,000	0.35	-	-
Exercises	(37,664)	0.73	-	-
Forfeitures	(85,667)	0.70	-	-
Units outstanding – March 31, 2020	5,375,768	$0.52	2,140,000	$0.65
Units vested – March 31, 2020	814,813	$0.70	380,000	$0.65

17. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The accumulated other comprehensive income (loss) balance consists of:

	At March 31	At December 31
(in thousands of CAD dollars)	2020	2019

Cumulative foreign currency translation	$396	$410
Unamortized experience gain-post employment liability
Gross	983	983
Tax effect	(259)	(259)
	$1,120	$1,134

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

18. SUPPLEMENTAL FINANCIAL INFORMATION

The components of operating expenses are as follows:

	Three Months Ended March 31
(in thousands of CAD dollars)	2020	2019

Cost of goods and services sold:
Cost of goods sold – mineral concentrates	$(526)	$-
Operating overheads:
Mining, other development expense	(213)	(308)
Milling, conversion expense	(740)	(862)
Less absorption:
-Mineral properties	12	13
Cost of services	(1,715)	(2,052)
Cost of goods and services sold	(3,182)	(3,209)
Reclamation asset amortization	(60)	(53)
Selling expenses	(14)	-
Sales royalties and non-income taxes	(64)	-
Operating expenses	$(3,320)	$(3,262)

The components of other income (expense) are as follows:

	Three Months Ended March 31
(in thousands of CAD dollars)	2020	2019

Gains (losses) on:
Foreign exchange	$20	$-
Disposal of property, plant and equipment	2	-
Investment fair value through profit (loss) (note 7)	(2,950)	(238)
Other	(264)	(115)
Other income (expense)	$(3,192)	$(353)

The components of finance income (expense) are as follows:

	Three Months Ended March 31
(in thousands of CAD dollars)	2020	2019

Interest income	$92	$169
Interest expense	(2)	(2)
Accretion expense
Deferred revenue (note 10)	(782)	(800)
Post-employment benefits (note 11)	(17)	(17)
Reclamation obligations (note 12)	(338)	(340)
Debt obligations (note 13)	(16)	(20)
Finance income (expense)	$(1,063)	$(1,010)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

A summary of depreciation expense recognized in the statement of income (loss) is as follows:

	Three Months Ended March 31
(in thousands of CAD dollars)	2020	2019

Operating expenses
Mining, other development expense	$(1)	$(1)
Milling, conversion expense	(736)	(855)
Cost of services	(53)	(60)
Exploration and evaluation	(50)	(53)
General and administrative	(32)	(31)
Depreciation expense-gross	$(872)	$(1,000)

A summary of employee benefits expense recognized in the statement of income (loss) is as follows:

	Three Months Ended March 31
(in thousands of CAD dollars)	2020	2019

Salaries and short-term employee benefits	$(2,158)	$(2,572)
Share-based compensation	(483)	(603)
Employee benefits expense	$(2,641)	$(3,175)

The change in non-cash working capital items in the consolidated statements of cash flows is as follows:

	Three Months Ended March 31
(in thousands of CAD dollars)	2020	2019

Change in non-cash working capital items:
Trade and other receivables	$471	$(85)
Inventories	641	64
Prepaid expenses and other assets	(81)	205
Accounts payable and accrued liabilities	472	1,787
Change in non-cash working capital items	$1,503	$1,971

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

19. SEGMENTED INFORMATION

Business Segments

The Company operates in three primary segments – the Mining segment, the Closed Mine Services segment and the Corporate and Other segment. The Mining segment includes activities related to exploration, evaluation and development, mining, milling (including toll milling) and the sale of mineral concentrates. The Closed Mine Services segment includes the results of the Company’s environmental services business which provides mine decommissioning and other services to third parties. The Corporate and Other segment includes management fee income earned from UPC and general corporate expenses not allocated to the other segments. Management fee income from UPC has been included with general corporate expenses due to the shared infrastructure between the two activities.

For the three months ended March 31, 2020, reportable segment results were as follows:

(in thousands of CAD dollars)	Mining	Closed Mine Services	Corporate and Other	Total

Statement of Operations:
Revenues	1,815	2,028	817	4,660

Expenses:
Operating expenses	(1,605)	(1,715)	-	(3,320)
Exploration and evaluation	(3,191)	-	-	(3,191)
General and administrative	(14)	-	(2,174)	(2,188)
	(4,810)	(1,715)	(2,174)	(8,699)
Segment income (loss)	(2,995)	313	(1,357)	(4,039)

Revenues – supplemental:
Uranium concentrate sales	852	-	-	852
Environmental services	-	2,028	-	2,028
Management fees	-	-	817	817
Toll milling services–deferred revenue (note 10)	963	-	-	963
	1,815	2,028	817	4,660

Capital additions:
Property, plant and equipment	7	15	-	22

Long-lived assets:
Plant and equipment
Cost	99,994	4,546	908	105,448
Accumulated depreciation	(25,196)	(3,055)	(336)	(28,587)
Mineral properties	179,488	-	-	179,488
	254,286	1,491	572	256,349

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2019, reportable segment results were as follows:

(in thousands of CAD dollars)	Mining	Closed Mines Services	Corporate and Other	Total

Statement of Operations:
Revenues	1,263	2,237	476	3,976

Expenses:
Operating expenses	(1,210)	(2,052)	-	(3,262)
Exploration and evaluation	(4,229)	-	-	(4,229)
General and administrative	-	-	(2,366)	(2,366)
	(5,439)	(2,052)	(2,366)	(9,857)
Segment income (loss)	(4,176)	185	(1,890)	(5,881)

Revenues – supplemental:
Environmental services	-	2,237	-	2,237
Management fees	-	-	476	476
Toll milling services–deferred revenue (note 10)	1,263	-	-	1,263
	1,263	2,237	476	3,976

Capital additions:
Property, plant and equipment	13	8	38	59

Long-lived assets:
Plant and equipment
Cost	99,028	4,484	908	104,420
Accumulated depreciation	(21,944)	(2,987)	(208)	(25,139)
Mineral properties	178,960	-	-	178,960
	256,044	1,497	700	258,241

20. RELATED PARTY TRANSACTIONS

Uranium Participation Corporation

The current management services agreement (“MSA”) with UPC became effective on April 1, 2019 and has a term of five years (the “Term”). Under the MSA, Denison receives the following management fees from UPC: a) a base fee of $400,000 per annum, payable in equal quarterly installments; b) a variable fee equal to (i) 0.3% per annum of UPC’s total assets in excess of $100 million and up to and including $500 million, and (ii) 0.2% per annum of UPC’s total assets in excess of $500 million; c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and d) a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6 or gross interest fees payable to UPC in connection with any uranium loan arrangements.

The MSA may be terminated during the Term by Denison upon the provision of 180 days written notice. The MSA may be terminated during the Term by UPC (i) in the event of a material breach, (ii) within 90 days of certain events surrounding a change of both of the individuals serving as Chief Executive Officer and Chief Financial Officer of UPC, and / or a change of control of Denison, or (iii) upon the provision of 30 days written notice and, subject to certain exceptions, a cash payment to Denison of an amount equal to the base and variable management fees that would otherwise be payable to Denison (calculated based on UPC’s current uranium holdings at the time of termination) for the lesser period of a) three years, or b) the remaining term of the MSA.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following transactions were incurred with UPC for the periods noted:

	Three Months Ended March 31
(in thousands of CAD dollars)	2020	2019

Management fees:
Base and variable fees	$463	$474
Commission fees	54	2
Discretionary fees	300	-
	$817	$476

At March 31, 2020, accounts receivable includes $605,000 (December 31, 2019: $236,000) due from UPC with respect to the fees indicated above.

Korea Electric Power Corporation (“KEPCO”) and Korea Hydro & Nuclear Power (“KHNP”)

As at March 31, 2020, KEPCO, through its subsidiaries, holds 58,284,000 shares of Denison representing a share interest of approximately 9.76%. KHNP Canada Energy Ltd., a subsidiary of KEPCO’s subsidiary KHNP, is the holder of the majority of Denison’s shares and is also the majority member of Korea Waterbury Uranium Limited Partnership (“KWULP”). KWULP is a consortium of investors that holds the non-Denison owned interests in Waterbury Lake Uranium Corporation (“WLUC”) and Waterbury Lake Uranium Limited Partnership (“WLULP”), entities whose key asset is the Waterbury Lake property.

Other

During the three months ended March 31, 2020, the Company incurred investor relations, administrative service fees and certain pass-through expenses of $21,000 (March 31, 2019: $21,000) with Namdo Management Services Ltd, which shares a common director with Denison. These services were incurred in the normal course of operating a public company. At March 31, 2020, an amount of $6,000 (December 31, 2019: $nil) was due to this company.

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended March 31
(in thousands of CAD dollars)	2020	2019

Salaries and short-term employee benefits	$(584)	$(705)
Share-based compensation	(430)	(504)
Key management personnel compensation	$(1,014)	$(1,209)

21. INCOME TAXES

For the three months ended March 31, 2020, Denison has recognized deferred tax recoveries of $1,631,000. The deferred tax recovery includes the recognition of previously unrecognized Canadian tax assets of $1,252,000 relating to the February 2020 renunciation of the tax benefits associated with the Company’s $4,715,000 flow-through share issue in December 2019.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

22. FAIR VALUE OF FINANCIAL INSTRUMENTS

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

●
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
●
Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●
Level 3 – Inputs that are not based on observable market data.

The fair value of financial instruments which trade in active markets, such as share and warrant equity instruments, is based on quoted market prices at the balance sheet date. The quoted market price used to value financial assets held by the Company is the current closing price. Warrants that do not trade in active markets have been valued using the Black-Scholes pricing model. Debt instruments have been valued using the effective interest rate for the period that the Company expects to hold the instrument and not the rate to maturity.

Except as otherwise disclosed, the fair values of cash and cash equivalents, trade and other receivables, accounts payable and accrued liabilities, restricted cash and cash equivalents and debt obligations approximate their carrying values as a result of the short-term nature of the instruments, or the variable interest rate associated with the instruments, or the fixed interest rate of the instruments being similar to market rates.

During the three months ended March 31, 2020, there were no transfers between levels 1, 2 and 3 and there were no changes in valuation techniques.

The following table illustrates the classification of the Company’s financial assets within the fair value hierarchy as at March 31, 2020 and December 31, 2019:

			March 31	December 31,
	Financial	Fair	2019	2019
	Instrument	Value	Fair	Fair
(in thousands of CAD dollars)	Category(1)	Hierarchy	Value	Value

Financial Assets:
Cash and equivalents	Category B		$4,902	$8,190
Trade and other receivables	Category B		3,552	4,023
Investments
Equity instruments-shares	Category A	Level 1	9,097	11,971
Equity instruments-warrants	Category A	Level 2	57	133
Restricted cash and equivalents
Elliot Lake reclamation trust fund	Category B		3,468	2,859
Credit facility pledged assets	Category B		9,000	9,000
Reclamation letter of credit collateral	Category B		135	135
			$30,211	$36,311

Financial Liabilities:
Accounts payable and accrued liabilities	Category C		8,416	7,930
Debt obligations	Category C		735	1,002
			$9,151	$8,932

(1)
Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Financial assets at amortized cost; and Category C=Financial liabilities at amortized cost.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

23. CONTINGENCIES

Specific Legal Matters

Mongolia Mining Division Sale – Arbitration Proceedings with Uranium Industry

In November 2015, the Company sold all of its mining assets and operations located in Mongolia to Uranium Industry a.s (“UI”) pursuant to an amended and restated share purchase agreement (the “GSJV Agreement”). The primary assets at that time were the exploration licenses for the Hairhan, Haraat, Gurvan Saihan and Ulzit projects. As consideration for the sale per the GSJV Agreement, the Company received cash consideration of USD$1,250,000 prior to closing and the rights to receive additional contingent consideration of up to USD$12,000,000.

On September 20, 2016, the Mineral Resources Authority of Mongolia (“MRAM”) formally issued mining license certificates for all four projects, triggering Denison’s right to receive contingent consideration of USD$10,000,000 (collectively, the “Mining License Receivable”). The original due date for payment of the Mining License Receivable by UI was November 16, 2016.

Under an extension agreement between UI and the Company, the payment due date of the Mining License Receivable was extended from November 16, 2016 to July 16, 2017 (the “Extension Agreement”). As consideration for the extension, UI agreed to pay interest on the Mining License Receivable amount at a rate of 5% per year, payable monthly up to July 16, 2017 and they also agreed to pay a USD$100,000 instalment amount towards the balance of the Mining License Receivable amount. The required payments were not made.

On February 24, 2017, the Company served notice to UI that it was in default of its obligations under the GSJV Agreement and the Extension Agreement and that the Mining License Receivable and all interest payable thereon are immediately due and payable. On December 12, 2017, the Company filed a Request for Arbitration between the Company and UI under the Arbitration Rules of the London Court of International Arbitration in conjunction with the default of UI’s obligations under the GSJV and Extension agreements. The three person arbitration panel was appointed on February 28, 2018. Hearings in front of the arbitration panel were held in December 2019, and all anticipated formal submissions to the panel have been made by each party. The arbitration panel’s findings are expected to be issued in 2020.

Arbitration Proceedings with Orano Canada and OURD

Denison commenced arbitration with Orano Canada and OURD in October 2019, with Denison’s initial written submission made on March 9, 2020. The arbitration relates to certain payments made under the joint venture agreement for the MLJV. Denison claims that these payments were required in breach of OURD and Orano’s contractual and other obligations. Denison seeks approximately $6.5 million with respect to these payments, an unquantified amount for further damages and related contractual relief. The arbitral tribunal has set hearing dates in 2020.

24. SUBSEQUENT EVENTS

Share Issue

On April 9, 2020, the Company completed a public offering of 28,750,000 common shares at a price of USD$0.20 per share for gross proceeds of $8,041,000 (USD$5,750,000). The offering included the exercise in full of an over-allotment option of 3,750,000 common shares granted to the underwriters. The estimated net proceeds of the offering of $6,800,000 are anticipated to be used to fund Denison’s business activities planned for the remainder of 2020 and into 2021, as well as for general working capital purposes.